SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Taomee Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

G8673T 108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of reporting person Qiming Corporate GP II, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5

Sole voting power

    120,387,660 ordinary shares.

Of the above shares, Qiming GP II, L.P. may also be deemed to have sole voting power with respect to 118,798,240 ordinary shares; Qiming Venture Partners II, L.P. may also be deemed to have sole voting power with respect to 109,231,900 ordinary shares; Qiming Venture Partners II-C, L.P. may also be deemed to have sole voting power with respect to 9,566,340 ordinary shares; and Qiming Managing Directors Fund II, L.P. may also be deemed to have sole voting power with respect to 1,589,420 ordinary shares. See Item 4.

	6	Shared voting power 0
7

Sole dispositive power

    120,387,660 ordinary shares.

Of the above shares, Qiming GP II, L.P. may also be deemed to have sole dispositive power with respect to 118,798,240 ordinary shares; Qiming Venture Partners II, L.P. may also be deemed to have sole dispositive power with respect to 109,231,900 ordinary shares; Qiming Venture Partners II-C, L.P. may also be deemed to have sole dispositive power with respect to 9,566,340 ordinary shares; and Qiming Managing Directors Fund II, L.P. may also be deemed to have sole dispositive power with respect to 1,589,420 ordinary shares. See Item 4.

	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 120,387,660 ordinary shares.
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 15.89%(1)
12	Type of reporting person* CO

(1)	Based on the 757,684,760 ordinary shares outstanding as of December 31, 2014.

1	Name of reporting person Qiming GP II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5

Sole voting power

    118,798,240 ordinary shares.

Of the above shares, Qiming Venture Partners II, L.P. may also be deemed to have sole voting power with respect to 109,231,900 ordinary shares; Qiming Venture Partners II-C, L.P. may also be deemed to have sole voting power with respect to 9,566,340 ordinary shares. See Item 4.

	6	Shared voting power 0
7

Sole dispositive power

    118,798,240 ordinary shares.

Of the above shares, Qiming Venture Partners II, L.P. may also be deemed to have sole dispositive power with respect to 109,231,900 ordinary shares; Qiming Venture Partners II-C, L.P. may also be deemed to have sole dispositive power with respect to 9,566,340 ordinary shares. See Item 4.

	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 118,798,240 ordinary shares.
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 15.68% (1)
12	Type of reporting person* PN

(1)	Based on the 757,684,760 ordinary shares outstanding as of December 31, 2014.

1	Name of reporting person Qiming Venture Partners II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 109,231,900 ordinary shares.
	6	Shared voting power 0
	7	Sole dispositive power 109,231,900 ordinary shares.
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 109,231,900 ordinary shares.
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 14.42% (1)
12	Type of reporting person* PN

(1)	Based on the 757,684,760 ordinary shares outstanding as of December 31, 2014.

ITEM 1(a).	NAME OF ISSUER:

Taomee Holdings Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Qiming Corporate GP II, Ltd.

Qiming GP II, L.P.

Qiming Venture Partners II, L.P.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Qiming Corporate GP II, Ltd., Qiming GP II, L.P. and Qiming Venture Partners II, L.P. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street George Town, Grand Cayman, Cayman Islands, KY1-1104.

ITEM 2(c)	CITIZENSHIP:

Qiming Corporate GP II, Ltd. – Cayman Islands

Qiming GP II, L.P. – Cayman Islands

Qiming Venture Partners II, L.P. – Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value US$0.00002 per share

ITEM 2(e).	CUSIP NUMBER:

G8673T 108

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the Reporting Persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiming Corporate GP II, Ltd.	120,387,660	15.89%	120,387,660	0	120,387,660	0

Qiming GP II, L.P.	118,798,240	15.68%	118,798,240	0	118,798,240	0

Qiming Venture Partners II, L.P.	109,231,900	14.42%	109,231,900	0	109,231,900	0

109,231,900, 9,566,340 and 1,589,420 ordinary shares of the Issuer are held of record and beneficially owned by Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., respectively. Each of Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. owns less than five percent of the outstanding shares of the Issuer and is not a reporting person hereunder.

The general partner of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. Each of Qiming GP II, L.P. and Qiming Corporate GP II, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner.

Voting and investment power of the shares held by Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Each of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley disclaims beneficial ownership of the ordinary shares of Taomee, except to the extent of such person’s own pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

Qiming Venture Partners II, L.P.

By:	Qiming GP II, L.P.

By: Qiming Corporate GP II, Ltd.

		By:	/s/ Grace Lee
			Name:	Grace Lee
			Title:	Authorized Signatory

Qiming GP II, L.P.

By:	Qiming Corporate GP II, Ltd.

		By:	/s/ Grace Lee
			Name:	Grace Lee
			Title:	Authorized Signatory

Qiming Corporate GP II, Ltd.

		By:	/s/ Grace Lee
			Name:	Grace Lee
			Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement